FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated December 20, 2004, regarding the trades conducted by Pereda Gestión, S.A..

2	Material Fact dated December 20, 2004, regarding the naming of Lord Burns as external Director of the Bank.

3	Material Fact dated December 20, 2004, regarding the payment of the third dividend.

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Item 1

MATERIAL FACT

In connection with the buy back programme announced on July 26, 2004, and pursuant to article 4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Santander Central Hispano, S.A. announces that its subsidiary Pereda Gestión, S.A. conducted the following trades in shares of Banco Santander Central Hispano, S.A. on December 17, 2004:

Date	Security	Buy / Sell	Nº of shares	Price (in Euros)

Dec. 17, 2004	SAN.MC	B	2,195,034	8.9400
Dec. 17, 2004	SAN.MC	B	3,304,966	8.9500
Dec. 17, 2004	SAN.MC	B	500,000	8.9600

Boadilla del Monte, December 20, 2004

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Item 2

MATERIAL FACT

     The Board of Directors of Banco Santander Central Hispano (The “Bank”) has resolved to appoint Lord Burns, the present non-executive Chairman of Abbey, as an external Director of the Bank, thus covering the vacancy left by Sir George Mathewson, Chairman of The Royal Bank of Scotland.

     This appointment will be submitted for ratification at the next General Meeting of Shareholders, expected to be held in Santander on 18th June 2005.

Boadilla del Monte (Madrid), 20th December 2004

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Item 3

MATERIAL FACT

     Banco Santander Central Hispano, S.A. hereby advises that as of 1st February next it will pay a dividend on account of the earnings for the 2004 financial year for a gross amount per share of 0.083 euros. This dividend is 7.1% higher than that paid in February 2004 as a third interim dividend on account of the earnings for 2003. On the aforementioned date, Tuesday 1st February 2005, the Bank’s share will already trade ex-dividend.

Boadilla del Monte (Madrid), 20th December 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: December 21, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President